FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2023 Earnings presentation

Q1’23 Earnings presentation v080323pm Earnings Presentation — Q1’23 25 April 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023, as well as the section “Alternative performance measures” of the Banco Santander, S.A. (Santander) Q1 2023 Financial Report, published on 25 April 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party. Important information

4 Index Q1’23 Highlights Our steps towards value creation 1 Final remarks 3 Appendix 42 Group review

5 Strong first quarter performance keeps us on track to meet our 2023 targets TNAVps + DPS RoTE Profitability FL CET1 Strength RWAs with RoRWA > CoE Disciplined capital allocation 2023 Payout Cash dividend + SBB 50% Shareholder remuneration Note: Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. Q1’23 Q1’23 Q1’23 14.4% in the quarter +5% 81%12.2% 15.3% without annualizing the temporary levy in Spain Including second 2022 share buyback programme

6 Q1’23 Highlights Double-digit revenue growth and efficiency improvement Strong growth in customers and volumes with deposits up 6% YoY On track to reach our 2023 targets Strong organic capital generation and TNAVps + DPS growth in Q1’23 (+5%) Sound liquidity ratios and CoR in line with targets Q1’23 profit of €2.6bn. Improved profitability (RoTE: 14.4%)

7 Strong top line with efficiency improvement and contained CoR (*) Including the temporary levy in Spain. (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized Q1’23 provisions, cost of risk would be 1.08%. • Volumes and interest rate tailwinds drove YoY revenue growth • Efficiency: 44.1% driven by positive operating leverage • Net operating income c.€8bn in the quarter • CoR1: 1.05% well below our FY’23 target of <1.2% • Profit impacted by the temporary levy in Spain (-€224mn). Q1’23 drivers Underlying P&L € million Q1'23 Q1'22 Euros NII 10,185 8,855 15 Net fee income 3,043 2,812 8 Trading and other income 707 638 11 Total revenue 13,935 12,305 13 Operating expenses -6,145 -5,535 11 Net operating income 7,790 6,770 15 LLPs -2,873 -2,101 37 Other results* -822 -498 65 Attributable profit 2,571 2,543 1 Att. profit (excl. temporary levy in Spain) 2,795 2,543 10 69 -1 8 4 12 11 13 33 % change Constant euros 14 7

8 Very solid start to the year that puts us on track to meet our 2023 targets Revenue1 Efficiency ratio CoR FL CET1 RoTE Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. (1) YoY change in constant euros. (2) RoTE without annualizing the temporary levy in Spain: 15.3%. Q1’232023 targets Double-digit growth 44-45% <1.2% >12% >15% +12% 44.1% 1.05% 12.2% 14.4%²

9 Digital Bank with Branches 5 pillars for value creation across the Group, with focus on Retail & Commercial banking Note: Q1’23 data and YoY changes. (1) RoTE without annualizing the temporary levy in Spain: 15.3%. (2) In Q1’23. Capital FL CET1: 12.2% 2 Customer activity Transactions per active customer: +14% Customer centric Total customer: 161mn Network contribution Network revenue: 39% Simplification & automation Efficiency ratio: 44.1% Value creation RoTE1: 14.4% TNAVps + DPS2: +5% 1 3 4 5

Customer focus driving volume and revenue growth across the Group

Customer related initiatives

- **Network business initiatives**
  - Revenue growth YoY in Multi-Latinas (+53%) and Multi-Europeans (+72%)
- **Branch of the future**
  - Omnichannel best-in-class experience such as the new branch and digital onboarding processes in Mexico
- **Data-driven initiatives**
  - A full data programme launched in 9 countries to better serve customer priorities – 80% of Group customers in scope
- **Common mobile app across Europe (tactical solution)**
  - Live in Spain, Portugal and Poland
  - Expect 16mn individual users after completing full rollout

Customer centric

	Q1'23	YoY
Total customers	161mn	+9mn
Active customers	99mn	+2mn

Customer activity

	Q1'23	YoY
Loans	€1,015bn	+3%
Deposits	€928bn	+6%

Transactions per active customer	+14%

Santander

Note: Loans and advances to customers excluding reverse repos. Customer deposits excluding repos. YoY changes in constant euros. Transactions include merchant acquiring, cards and electronic A2A payments.

10

11 • Reducing in branch administrative and operational tasks We aim to optimize around 80-90% of customer-related processes Making progress on simplifying our product offering and fully automating our front- and back-end operations Efficiency ratioONE Transformation • Product portfolio simplification Simplified product catalogue -42% in Group in the last two years Net operating income per customer1 +10% vs. Q1’22 45.8% 44.1% FY'22 Q1'23 2 • Global Tech Capabilities Accelerating digital transformation (E2E processes) in Europe • Gravity Migrating our core banking system to the cloud Overall progress across the Group around 30%. UK migration already completed for corporates (1) In constant euros.

12 • Our merchant platform expanded innovative value-added services, deployed new global e-commerce capabilities and further developed specialized vertical solutions sharing them across countries • Our Payments Hub operation already managing a significant part of all payments in Europe, mainly in Spain and Portugal Our Global and Network businesses’ revenue grew above Group • Strengthen centers of expertise and our originate to share model • Strengthen our advisory and access services to our US clients SCIB • Enhancing the private banking value proposition across countries and scale up alternative and institutional products • Providing our CIB clients with Private Banking & SAM products and services WM&I PagoNxt Auto Q1’23 total revenue contribution: 39% of total Group • Leveraging strong relationships with OEMs in Europe to build the leading automobile financing business in LatAm and to support US growth • Developing digital-first solutions (operational leasing, subscription, dealer tools) • Further strengthening our centres of expertise with capabilities in value-added, sophisticated products and services • Growing our franchise in the US, leveraging product and advisory capabilities Investor Day strategy progress Revenue growth1 3 +25% +43% -6% (1) YoY change in constant euros. +41%

13 Robust credit quality and strong capital generation 12.0% 12.2% Dec-22 Mar-23 Credit quality ratios FL CET1 ratio 5 0.99% 1.05% Dec-22 Mar-23 CoR1 (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized Q1’23 provisions, cost of risk would be 1.08%. 3.08% 3.05% Dec-22 Mar-23 NPL ratio Rock-solid balance sheet further strengthened by our diversification and disciplined capital allocation

14 13.5 15.0 FY'22 Q1'23 13.4% 14.4% FY'22 Q1'23 Increased profitability and shareholder value creation 4.26 4.47 Dec-22 Mar-23 (1) Includes share buybacks completed in Nov-21, May-22, Jan-23 and Apr-23. € cents RoTE TNAVps + Cash DPSEPS Completed the second 2022 share buyback programme, having repurchased 7% of our outstanding shares in the last two years1 € per share Mar-23 includes €5.95 cents of cash dividend.(*) 2022 quarterly average. +11% * +5%

15 Index Q1’23 Highlights Our steps towards value creation 1 Final remarks 3 Appendix 42 Group review

16 Strong top line with efficiency improvement and contained CoR € mn Attributable profit 2,275 2,543 2,351 2,422 2,289 2,571 Q4'21 Q1'22 Q2 Q3 Q4 Q1'23 (*) Including the temporary levy in Spain (-€224mn). Attributable profit (Constant € mn) (1) Excluding the temporary levy in Spain €2,795mn 1 1 2,387 2,596 2,273 2,324 2,278 2,571 Underlying P&L € million Q1'23 Q1'22 Euros NII 10,185 8,855 15 Net fee income 3,043 2,812 8 Trading and other income 707 638 11 Total revenue 13,935 12,305 13 Operating expenses -6,145 -5,535 11 Net operating income 7,790 6,770 15 LLPs -2,873 -2,101 37 Other results* -822 -498 65 Attributable profit 2,571 2,543 1 Att. profit (excl. temporary levy in Spain) 2,795 2,543 10 69 -1 8 4 12 11 13 33 % change Constant euros 14 7

17 12,250 12,458 13,523 13,935 (1) Includes trading gains and other income. Continued revenue growth supported by good performance in Europe and global businesses Fees NII Constant € mn Other income1 Revenue 399 680 373 707 Q4'21 Q1'22 Q2 Q3 Q4 Q1'23 2,783 2,840 2,959 3,043 Revenue trends • Strong positive sensitivity of our balance sheet, especially to euro (Europe up 30% YoY) • Solid quarter despite lower day count (c. -€200mn) and seasonal factors Other income •Higher trading gains driven by SCIB •Q2 and Q4 affected by SRF and DGF charges, respectively Fees • Maintained positive trends of previous quarters • Customer activity and growth in higher value-added products supported this performance. Of note, SCIB NII Revenue breakdown 9,067 8,938 10,191 10,185 €1.5bn €1.2bn +3%

18 Volume growth1 8,938 10,185 Q1'22 Q1'23 NII and NIM up YoY, supported by volumes, interest rate increases and margin management 2.45% 2.63% NIM Note: NIM = NII / Average earning assets. (1) In constant euros. In euros +2% in loans; +4% in deposits. NII drivers YoY • Loans up 3% backed by consumer and mortgages • Deposits increased 6% in all regions supported by individuals and SCIB • Higher NIM supported by management of cost of deposits and asset repricing • Deposit betas in line with the assumptions provided at the Investor Day Higher interest rates • Benefiting Europe (+30%) and Mexico (+14%) • Negative sensitivity in Brazil, Chile and DCB NII Constant € mn NII and NIM +14% Active margin management

Net fee income grew, supported by customer activity and growth in value-added products

Net fee income

Constant € million


+7%
2,840
3,043
Q1'22
Q1'23

Net fee drivers

YoY % changes in constant euros

Retail	• **Active customers** increased **2mn YoY** • Transactionality and specific services for each segment
SCIB	• **Growth in all regions.** Of note, Europe • Strengthening value-added services
WM&I	• **Private Banking**: **CAL** increased **5% QoQ** • **SAM rose fees** due to commercial recovery in Q1'23 • **Increase in GWP** (non-related and saving products)
PagoNxt	• Strong **Total Payments Value (TPV) +27%** • **Fees up 31%**
Auto	• **Increased activity** across the board • Negative impact in Germany from new insurance regulation

Santander

19

Focus on productivity and efficiency with costs decreasing in real terms

Costs



Efficiency
47.9%
45.0%
46.0%
45.6%
46.6%
44.1%
Constant € bn
5.8
5.6
5.7
5.9
6.4
6.1
Q4'21
Q1'22
Q2
Q3
Q4
Q1'23

Costs and efficiency drivers

Efficiency improvement continued

- Group efficiency of 44.1%. Most countries better than Q1'22. **Europe** continued to improve **(-6pp)**.
- Ongoing transformation process towards **simpler and more integrated models**

Costs grew below inflation

- **Costs in real terms: -1% YoY**
- Investments in IT, digitalization and salary agreements affected some markets

Santander

Note: Costs in real terms exclude the impact from weighted average inflation.

20

21 LLPs and CoR 0.77% 0.77% 0.83% 0.86% 0.99% 1.05% Credit quality remains robust… Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized Q1’23 provisions, Group cost of risk would be 1.08% and Brazil would be 4.40%. (1) Including overlay LLPs released. LLPs and CoR drivers • Q1 LLPs decreased 3% QoQ. South America (-11%) and North America (-5%; US better than expected) • Higher LLPs YoY due to normalization in the US. Brazil in line with guidance Cost of risk • Spain, Mexico and Argentina improved YoY • The UK (0.12%) and the US (1.52%) up from very low levels in Q1’22. Poland impacted by CHF mortgages • Brazil (4.84%) and DCB (0.48%) slightly higher LLPs CoR 2.41 2.2 2.6 2.7 3.0 2.9 Q4'21 Q1'22 Q2 Q3 Q4 Q1'23 Constant € bn

22 …backed by a highly collateralized and diversified loan portfolio Low-risk loan portfolio (1) Management breakdown. YoY % changes in constant euros. Loans and advances to customers excluding reverse repos. (2) Considering investment grade exposures with rating above rating agencies’ BBB equivalent. Mar-22 Mar-23 NPL ratio 3.26% 3.05% Coverage ratio 69% 68% Stage 1 €967bn €1,005bn Stage 2 €68bn €72bn Stage 3 €36bn €34bn Credit quality Mar-23 and % YoY 34% 15% 13% 24% 14% Segments1 +2% +9% +5% +0.4% +1% Adequate risk-return levels in consumer >50% secured >90% with LTVs <80% >70% investment grade2 €1,015bn CIB SMEs & Corp Non-auto & others Auto Individual mortgages

23 Brazil and US credit quality Cost of risk Note: NCOs are in IFRS. 2019-2023 NCO % (inc. repo expense). (1) Consumer Retail instalment contract (RICs) and auto loans, excludes commercial fleet. Excludes LHFS. 4.50% 4.89% 3.93% 4.35% 3.73% 4.79% 4.84% 2.00% 2.50% 3.00% 3.50% 4.00% 4.50% 5.00% 5.50% 2015 2016 2019 2020 2021 2022 Mar-23 Individual + CF portfolio breakdown % of balance funded with deposits 2019-2023 NCO % (inc. repo) 6.70% 3.70% 1.70% 3.60% 4.00% 2019 2020 2021 2022 Q1'23 NCO rate (annual) US Auto Net Total Charge-Off Rates Auto loan distribution by FICO Segment1 Unsecured Secured Others Auto loans Mortgages Payroll loans Credit cards Personal loans Agro Individual + consumer finance portfolio breakdown Brazil 3M CoR 4.40% 17% 18% 22% 31%30% 16% 17% 11% 9% 9% 7% 7% 6% 53% 51% 51% 41% 38% 38% 35% 35% 17% 17% 18% 16% 16% 16% 17% 18% 14% 15% 21% 34% 38% 39% 41% 41% 2016 2017 2018 2019 2020 2021 2022 Q1'23 >=640 600-639 <600 No FICO 6% 5% 3% 3% 4% 4% 3% 17% 17% 17% 16% 17% 16% 16% 13% 16% 21% 21% 20% 21% 21% 24% 23% 19% 21% 21% 21% 21% 21% 21% 22% 21% 20% 19% 19% 2% 2% 2% 2% 2% 2% 2% 17% 16% 16% 16% 17% 17% 17% 2015 2016 2019 2020 2021 2022 Mar-23

Conservative structural risk management with liquidity ratios well above requirements

Strong liquidity position

Mar-23


€304bn
Cash
194
Other liquid assets
110
HQLAs¹

LCR[2] **152%**	NSFR[2] **~120%**
LTD **104%**	Deps + M/LT funding ratio[3] **120%**

Balanced bond portfolio

€ bn, Mar-23


HTC
54%
€111bn
HTC&S
46%

- Bond portfolio represents **6% of total assets**
- **HTC&S** duration: 1.4 years
- **Mark to market impact of the HTC portfolio** equivalent to just c.2% of total FL CET1

Santander

(1) 12 month average HQLAs. Provisional data. Cash includes withdrawable central bank reserves and deposit facility. Other liquid assets mainly includes public debt and covered bonds.
(2) Provisional data. NSFR estimated Mar-23 figure, based on Dec-22 NSFR and considering progress made in the Group's funding plan this quarter.
(3) Customer deposits + medium- and long-term funding as a percentage of loans and advances to customers.

24

25 Mar-23Constant € bn Stable deposit structure based on retail fundingQuarterly deposit performance Demand Time 27%-5% YoY Mutual funds Note: Customer deposits excluding repos. Our diversified and stable deposit structure supports YoY growth across regions and segments 59% 26% Retail 85% Insured c.80% Total deposits Deposits from individuals Total deposits by product • Seasonal drop in SCIB balances SCIB Individuals SMEs & Corp Other Individuals SMEs & Corporates +49% YoY 113 161 141 5 11 12 232 229 231 529 549 543 879 950 928 Mar-22 Dec-22 Mar-23 189 186 191

26 12.2 -0.25 12.0 +0.24 +0.11 +0.07 Dec-22 Gross organic generation Share buyback & cash dividend accrual Regulatory & models Markets & others Mar-23 Strong organic capital generation ensures sustainability of shareholder remuneration % % RWAs with RoRWA > CoE Asset rotation and risk transfer activities RWAs mobilized vs. total RWAs c.9% Q1’23 FL CET1 performance Maximize capital productivity 81% Front book pricing RoRWA of new book 2.8% Mar-23 or latest available data

27 Index Q1’23 Highlights Our steps towards value creation 1 Final remarks 3 Appendix 42 Group review

28 • Automation & simplification to better serve our customers • This is beginning to deliver savings, reflected in efficiency • We intend to accelerate this process in the coming quarters Supporting shareholder value creation and sustainable profitability Entering a new phase of shareholder value creation Solid balance sheet One Transformation Network contribution • Strong growth in customers and volumes • Robust revenue performance driven by NII and fee income • We expect these trends to continue in the coming quarters Customers and revenue • Identify the best business opportunities across the Group • Global and Network revenue already growing above Group • We will continue to implement strategic initiatives to improve our local banks’ operations  • We continue to have a medium-low risk profile • Strong liquidity and solvency ratios • Focus on capital efficiency and asset rotation 

29 On track to meet our 2023 financial targets Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. (1) YoY change in constant euros. (2) RoTE without annualizing the temporary levy in Spain: 15.3%. Revenue1 Efficiency ratio CoR FL CET1 RoTE Q1’232023 targets Double-digit growth 44-45% <1.2% >12% >15% +12% 44.1% 1.05% 12.2% 14.4%²

30 2023-2025 targets announced at the Investor Day TNAVps+DPS Double-digit growth Average through-the-cycle RoTE 15-17% Profitability FL CET1 >12% Strength RWAs with RoRWA > CoE c.85% Disciplined capital allocation Payout Cash dividend + SBB 50% Shareholder remuneration Note: Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

31 Index Q1’23 Highlights Our steps towards value creation 1 Final remarks 3 Appendix 42 Group review

32 Appendix Primary and Secondary segments Responsible Banking Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website.

33 Primary segments Detail by region and country

34 1,189 12.8% +19% +3.1 pp 627 10.5% -28% -2.1 pp 790 15.3% -14% -4.6 pp 244 9.9% -12% -2.7 pp Increased volumes across the board, mainly in deposits. Profit supported by Europe and the Corporate Centre Profit (€ mn) Contribution to Group profit RoTE Europe South America North America Digital Consumer Bank Group Deposits (€ bn) Loans (€ bn) DCB Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos and customer deposits excluding repos. 42% 22% 28% 8% Corporate Centre: Q1’23: -€279mn; Q1’22: -€462mn Mar-23 566 599 -2% +3% 157 137 +6% +9% 160 130 +12% +10% 127 61 +11% +9% 1,015 928 +3% +6%

35 Europe Highlights Key data and P&L Note: Q1’23 data and YoY changes (loans, deposits and mutual funds in constant euros). Loans Deposits Mutual Funds Efficiency CoR RoTE €566bn -2% €599bn +3% €95bn -6% 41.9% -5.9pp 0.42% +4bps 12.8% +3.1pp • Continued progress in our transformation projects, developing a common front and back as well as advances in shared services • High total customer growth in the region (+1mn YoY) • Loans fairly stable, affected by prepayments, while deposits grew across the region, mainly time deposits • Strong efficiency gains as costs grew below inflation, with controlled cost of risk • Strong profit growth YoY and QoQ despite temporary levy in Spain. Excluding it: €1.4bn (+40% YoY) Underlying P&L* Q1'23 % Q4'22 % Q1'22 % Q1'22¹ NII 3,597 1.5 29.8 26.7 Net fee income 1,168 11.4 1.8 1.2 Total revenue 5,171 9.3 22.2 20.1 Operating expenses -2,167 -2.1 7.1 5.2 Net operating income 3,004 19.3 36.1 33.8 LLPs -642 1.1 25.7 24.8 Attributable profit 1,189 22.5 19.2 16.8 (*) € mn and % change in constant euros. (1) % change in current euros.

Spain

- Strong YoY growth in **customers** (+736k) and deposits (+7%). Loan volumes affected by prepayments
- **Profit boosted** by NII, cost control and CoR improvement. Excluding temporary levy, profit +83% YoY

Loans	Deposits	Mutual Funds
€242bn -3%	€301bn +7%	€74bn -4%
Efficiency	**CoR**	**RoTE**
39.8% -8.3pp	0.62% -26bps	11.1% +3.7pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22
NII	1,460	4.0	46.4
Net fee income	752	16.4	0.8
Total revenue	**2,547**	**17.1**	**26.0**
Operating expenses	-1,014	-4.1	4.3
Net operating income	**1,533**	**37.2**	**46.2**
LLPs	-415	6.4	6.0
Attributable profit	**466**	**2.2**	**27.7**

(*) € mn and % change.

UK

- **Loan volumes** were flat on the back of disciplined pricing and softer mortgage market. Customer growth (+199k)
- **Strong net operating income** (+18% YoY), partially offset by transformation costs and higher tax expense

Loans	Deposits	Mutual Funds
€242bn 0.0%	€218bn +0.5%	€7bn -12%
Efficiency	**CoR**	**RoTE**
49.3% -2.7pp	0.12% +21bps	13.6% +2.7pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	1,283	0.5	13.6	7.6
Net fee income	83	-11.5	-5.4	-10.4
Total revenue	**1,368**	**0.2**	**11.8**	**6.0**
Operating expenses	-674	1.1	6.0	0.4
Net operating income	**694**	**-0.7**	**18.2**	**12.0**
LLPs	-59	-26.0	22.5	16.0
Attributable profit	**395**	**55.0**	**11.1**	**5.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Q1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

36

Portugal

- Increased **customer base** (+74k). Lower volumes as deposits were used to repay mortgages early
- **Profit +21% YoY** as higher rates boosted NII and cost of risk well controlled

Loans	Deposits	Mutual Funds
€39bn -2%	€37bn -5%	€4bn -8%
Efficiency	**CoR**	**RoTE**
32.6% -5.0pp	0.06% +3bps	20.9% +5.9pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22
NII	261	13.0	53.6
Net fee income	124	5.0	1.6
Total revenue	**405**	**11.8**	**21.8**
Operating expenses	-132	5.2	5.5
Net operating income	**273**	**15.4**	**31.7**
LLPs	-14	75.3	72.8
Attributable profit	**180**	**3.5**	**21.4**

(*) € mn and % change.

Poland

- **Higher volumes** driven by customer growth (211k) and corporate loans (SMEs and CIB)
- **Profit up 51% YoY**, as NII growth absorbed impacts from higher inflation and CHF portfolio charges

Loans	Deposits	Mutual Funds
€31bn +0.5%	€39bn +5%	€3bn -5%
Efficiency	**CoR**	**RoTE**
27.1% -5.4pp	1.71% +107bps	19.5% +4.6pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	586	6.0	46.6	43.8
Net fee income	145	15.4	7.1	5.0
Total revenue	**729**	**4.8**	**45.5**	**42.7**
Operating expenses	-197	8.0	21.3	19.0
Net operating income	**531**	**3.6**	**57.1**	**54.1**
LLPs	-151	0.7	142.7	138.1
Attributable profit	**167**	**24.1**	**51.4**	**48.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Q1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

37

38Note: Q1’23 data and YoY changes (loans, deposits and mutual funds in constant euros). North America Key data and P&L Loans Deposits Mutual Funds Highlights • Product rationalization and business simplification on track and beginning to deliver savings • Larger customer base and enhanced customer experience through tailored products and services • Overall growth in volumes, driven by most segments in Mexico and by CIB, multifamily and Auto in the US • Solid revenue performance, absorbing higher funding costs and lower lease income in the US • Bottom line affected by continued LLP normalization €157bn +6% €137bn +9% €29bn +3% 47.7% +2.7pp 1.62% +70bps 10.5% -2.1pp Efficiency CoR RoTE Underlying P&L* Q1'23 % Q4'22 % Q1'22 % Q1'22¹ NII 2,448 -3.4 6.1 14.9 Net fee income 521 4.2 6.8 17.7 Total revenue 3,141 -2.2 3.9 12.4 Operating expenses -1,500 -5.9 10.2 19.0 Net operating income 1,641 1.5 -1.3 7.0 LLPs -808 -5.0 69.2 84.2 Attributable profit 627 6.5 -27.9 -22.2 (*) € mn and % change in constant euros. (1) % change in current euros.

USA

- **Strong growth in volume:** loans up mainly due to Auto, multifamily and SCIB. Deposits supported by time deposits
- **Continued LLP normalization** and lower lease income YoY

Loans	Deposits	Mutual Funds
€114bn +7%	€95bn +9%	€15bn +6%
Efficiency	**CoR**	**RoTE[2]**
49.9% +5.9pp	1.52% +103bps	11.6% -12.0pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	1,465	-3.4	1.7	6.3
Net fee income	190	9.1	-7.8	-3.6
Total revenue	**1,827**	**-1.8**	**-3.5**	**0.9**
Operating expenses	-912	-0.7	9.3	14.3
Net operating income	915	**-3.0**	**-13.7**	**-9.7**
LLPs	-567	-7.4	112.2	121.9
Attributable profit	**300**	**9.6**	**-50.8**	**-48.6**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Mexico

- **Successful customer attraction strategy** reflected in +1.3mn new customers and **growth in volumes**
- **Profit up YoY with outstanding profitability** supported by strong top line growth and improved efficiency and CoR

Loans	Deposits	Mutual Funds
€44bn +3%	€42bn +9%	€15bn +1%
Efficiency	**CoR**	**RoTE**
41.6% -2.5pp	1.98% -24bps	18.0% +3.3pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	983	-3.4	13.6	30.5
Net fee income	320	3.1	13.4	30.3
Total revenue	**1,300**	**-1.6**	**15.3**	**32.5**
Operating expenses	-540	-12.1	8.9	25.1
Net operating income	760	7.6	**20.4**	**38.3**
LLPs	-239	1.6	13.6	30.6
Attributable profit	**359**	**5.0**	**25.5**	**44.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Q1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 7.5%.

39

South America

Highlights

- Continued progress in **increasing connectivity** across the region and executing the **digital agenda** to improve **efficiency and profitability**
- **Total customer growth** (+10%) driven by higher transactionality and improved customer experience
- Double-digit growth in **loans and deposits**, with a strengthened risk model
- **Profit down 14% YoY** mainly due higher provisions and costs, affected by inflation. In real terms, costs dropped 1%
- In the quarter, **profit remained stable**, despite seasonality, driven by good cost control and lower LLPs (mainly in Brazil)

Key data and P&L

Loans	Deposits	Mutual Funds
€160bn +12%	**€130bn** +10%	**€63bn** +11%

Efficiency	CoR	RoTE
39.1% +3.8pp	**3.39%** +66bps	**15.3%** -4.6pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	3,163	-3.4	4.2	4.1
Net fee income	1,166	-3.8	16.4	15.1
Total revenue	**4,404**	**-2.8**	**4.4**	**5.0**
Operating expenses	-1,723	-6.4	19.2	16.1
Net operating income	**2,680**	**-0.4**	**-3.3**	**-1.1**
LLPs	-1,232	-11.1	19.8	23.4
Attributable profit	**790**	**-0.3**	**-13.7**	**-12.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Q1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

40

Brazil

- **Selective volume growth** focused on secured and higher rated customers
- **Profit down YoY** due to higher provisions and costs, affected by inflation and negative NII sensitivity to interest rate rises
- **Costs and LLPs improved in the quarter**

Loans	Deposits	Mutual Funds
€96bn +10%	€79bn +9%	€47bn +4%

Efficiency	CoR	RoTE
35.3% +4.5pp	4.84% +90bps	14.1% -6.9pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	2,105	-1.9	-6.4	-1.7
Net fee income	817	-4.1	4.8	10.0
Total revenue	**3,057**	**-2.0**	**-3.5**	**1.3**
Operating expenses	-1,080	-4.3	10.7	16.2
Net operating income	**1,977**	**-0.6**	**-9.8**	**-5.4**
LLPs	-1,034	-14.3	15.7	21.4
Attributable profit	**469**	**-5.5**	**-28.7**	**-25.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- Continued **transformation of the business** to offer the best products and services
- **Profit YoY** impacted by negative NII sensitivity. **Fees grew 31%** driven by active customer growth (+114k)
- **Trends improved in the quarter** across the main P&L lines

Loans	Deposits	Mutual Funds
€48bn +9%	€31bn -1%	€10bn +20%

Efficiency	CoR	RoTE
41.9% +5.9pp	0.95% +12bps	14.7% -6.7pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
NII	371	3.7	-26.2	-23.2
Net fee income	153	12.9	31.4	36.8
Total revenue	**606**	**9.7**	**-10.4**	**-6.7**
Operating expenses	-254	-2.4	4.3	8.6
Net operating income	**352**	**20.5**	**-18.7**	**-15.4**
LLPs	-117	1.5	19.0	23.9
Attributable profit	**150**	**10.8**	**-23.1**	**-19.9**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Q1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

41

42 Loans Deposits Mutual Funds Note: Q1’23 data and YoY changes (profit, loans, deposits and mutual funds in constant euros). Argentina • Changes affected by high inflation • Customer and volume growth, with stable credit quality. #1 NPS, with one of the best rated apps among local banks • Profit up driven by strong revenue growth and efficiency and CoR improvement Argentina y Uruguay • Focus on digital expansion in Uruguay and on joint initiatives between CIB and Corporates in Peru and Colombia • Profit up 21% in Uruguay mainly driven by NII. Peru and Colombia also grew driven by higher revenue • High profitability: double-digit RoTEs Uruguay, Peru and Colombia 6 Q1'23 19 Q1'23 40 Q1'23 Uruguay Peru Colombia RoTEs € mn Attributable profit +21% +10% +4% €6bn +91% €11bn +101% €5bn +146% 49.8% -9.7pp 2.97% -33bps 29.8% +11.5pp 22.2% +1.3pp 23.0% +0.1pp 15.6% -3.2pp Efficiency CoR RoTE Underlying P&L* Q1'23 % Q4'22 % Q1'22 % Q1'22¹ NII 532 -14.7 226.5 77.4 Net fee income 137 -18.4 109.2 13.6 Total revenue 501 -20.1 153.6 37.8 Operating expenses -250 -18.7 112.3 15.3 Net operating income 251 -21.5 214.5 70.9 LLPs -43 0.3 102.3 9.9 Attributable profit 139 14.6 331.7 134.5 (*) € mn and % change in constant euros. (1) % change in current euros.

43 New lending Loans Customer Funds Highlights Key data and P&L Note: Q1’23 data and YoY changes (loans and customer funds in constant euros). Digital Consumer Bank €13bn +7% €127bn +11% €64bn +10% 49.1% -0.1pp 0.48% +4bps 9.9% -2.7pp DCB Efficiency CoR RoTE • We further expanded our value proposition with new capabilities in BNPL and mobility (leasing, subscription) • New lending up 7% YoY, with margins beginning to improve as repricing starts to catch up with rising funding costs • Effort to grow customer deposits as main funding source to neutralize negative interest rate sensitivity • Fee income impacted by new fee regulation in Germany • Costs grew well below inflation (-5% in real terms) and CoR normalizing but still at low levels • Profit affected by temporary levy in Spain. Excluding it: -4% YoY Underlying P&L* Q1'23 % Q4'22 % Q1'22 % Q1'22¹ NII 1,029 4.8 3.0 0.9 Net fee income 191 -10.9 -6.9 -7.3 Total revenue 1,343 -2.0 4.2 2.4 Operating expenses -659 8.4 3.9 2.3 Net operating income 684 -10.4 4.5 2.5 LLPs -193 67.4 34.1 30.4 Attributable profit 244 -37.9 -11.6 -13.5 (*) € mn and % change in constant euros. (1) % change in current euros.

44 Corporate Centre Highlights Income statement • NII improved significantly driven by the higher liquidity buffer remuneration as a result of the higher interest rates • Lower negative FX hedging impact resulted in higher trading gains • Slight decrease in LLPs and other results Underlying P&L* Q1'23 Q1'22 NII -52 -172 Gains/losses on financial transactions -54 -119 Operating expenses -95 -87 LLPs and other provisions -41 -49 Tax and minority interests -19 -25 Attributable profit -279 -462 (*) € mn.

45 Secondary segments Detail by CIB, WM&I and payment business

Corporate & Investment Banking

- Creation of **Santander US Capital Markets (SanCap)**[1], enabling us to offer our clients enhanced capabilities and strengthen our US and global franchise
- **Partnership** with Allianz Trade and fintech Two to offer online innovative receivables solutions on B2B transactions
- **Robust operating performance driven by double-digit growth in all core businesses**, especially Markets and GTB

Total fees	Profit	RoTE
€619mn +16%	**€976mn** +30%	**31%** +6pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[1]
Total revenue	2,206	19.5	24.6	24.8
Net operating income	1,468	48.5	28.1	27.7
Attributable profit	976	94.5	29.7	27.6

(*) € mn and % change in constant euros.
(1) % change in current euros.

Wealth Management & Insurance

Strong growth in contribution to Group profit (+28%) in a complex market environment:

- **Private Banking** delivered **outstanding growth** on the back of NII and good commercial activity levels (x2 PAT)
- **SAM** showed solid **growth in Q1'23 net sales (c.€2bn),** reversing end 2022 trends
- **Insurance** achieved **good results** in gross written premiums due to **non-related** and **saving products** (+9% in profit contribution)

AuMs	Total fees[2]	RoTE
€421bn +5%	**€892mn** +2%	**81%** +29pp

Underlying P&L*	Q1'23	% Q4'22	% Q1'22	% Q1'22[3]
Total revenue	830	10.3	42.9	44.8
Net operating income	551	16.4	68.2	69.6
Attributable profit	377	10.4	62.2	63.8
Contribution to profit	773	-0.7	28.3	30.7

(*) € mn and % change in constant euros.
(3) % change in current euros.

Santander

Note: Q1'23 data and YoY changes (revenue lines and commercial activity in constant euros).
1. Following the successful integration of Amherst Pierpont Securities and Santander Investment Securities in the US.
2. Including fees generated by asset management and insurance ceded to the commercial network.

46

PagoNxt

- **Merchant Acquiring: Total Payments Volume rose** backed by Brazil (+16%), Europe (+35%) and Mexico (+39%)
- **Revenue increased 50% YoY (+41% in constant euros)** due to overall increase in business activity and volumes across regions especially in our Merchant (Getnet) and Trade (Ebury) businesses

Merchant		
Total Payments Volume (TPV)		Number of transactions
€46bn	+27%	+32%

Quarterly revenue performance

Constant € mn



172
244
Q1'22
Q1'23

+41%
Q1'23 vs. Q1'22

Cards

- **97 million cards** managed globally
- **Revenue grew 20% YoY (+18% in constant in euros)**
- **High profitability** with an **RoTE of 41%**

Cards		
Turnover		Number of transactions
€75bn	+10%	+6%

Quarterly revenue performance

Constant € mn



926
1,096
Q1'22
Q1'23

+18%
Q1'23 vs. Q1'22

Santander

Note: Q1'23 and YoY changes in constant euros. Cards does not include Digital Consumer Bank or PagoNxt.

47

48 Appendix Primary and Secondary segments Responsible Banking Reconciliation of underlying results to statutory results Glossary

49 We continue to make progress on our ESG agenda Note: Not taxonomy. Mar-23 data not audited. Definitions in the Glossary of this presentation. (1) Starting Jan-23. Does not include financial education. 2025 targets Green Finance raised and facilitated (since 2019) €120bn€96.2bn Socially responsible Investments (AuM) €100bn€58.1bn Financial inclusion (# People)1 5mn0.4mn Mar-23

50 Appendix Primary and Secondary segments Responsible Banking Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

	January-March 2023			January-March 2022		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	10,396	(211)	10,185	8,855	—	8,855
Net fee income	3,043	—	3,043	2,812	—	2,812
Gains (losses) on financial transactions [1]	715	—	715	387	—	387
Other operating income	(232)	224	(8)	251	—	251
Total income	**13,922**	**13**	**13,935**	**12,305**	**—**	**12,305**
Administrative expenses and amortizations	(6,145)	—	(6,145)	(5,535)	—	(5,535)
Net operating income	**7,777**	**13**	**7,790**	**6,770**	**—**	**6,770**
Net loan-loss provisions	(3,347)	474	(2,873)	(2,101)	—	(2,101)
Other gains (losses) and provisions	(598)	(224)	(822)	(498)	—	(498)
Profit before tax	**3,832**	**263**	**4,095**	**4,171**	**—**	**4,171**
Tax on profit	(967)	(263)	(1,230)	(1,302)	—	(1,302)
Profit from continuing operations	**2,865**	**—**	**2,865**	**2,869**	**—**	**2,869**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**2,865**	**—**	**2,865**	**2,869**	**—**	**2,869**
Non-controlling interests	(294)	—	(294)	(326)	—	(326)
Profit attributable to the parent	**2,571**	**—**	**2,571**	**2,543**	**—**	**2,543**

(1) Includes exchange differences.

Explanation of adjustments in Q1'23:

- Temporary levy on revenue in Spain amounted to EUR 224 million, which was moved from total income to other gains (losses) and provisions. Considering the temporary nature of the levy, if we eliminate its impact to provide a like-for-like comparison with last year's results, attributable profit would have been EUR 2,795 million.
- Income in Brazil related to reversal of tax liabilities amounted to EUR 261 million (EUR 211 million recorded in NII and a positive impact of EUR 50 million in tax) and provisions to strengthen the balance sheet, which net of tax was EUR 261 million (EUR 474 million recorded in net loan-loss provisions and a positive impact of EUR 213 million in tax).

Santander

51

52 Appendix Primary and Secondary segments Responsible Banking Reconciliation of underlying results to statutory results Glossary

53 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AM: Asset management • AT1: Additional Tier 1 • AuMs: Assets under Management • BFG: Deposit Guarantee Fund in Poland • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Bank • CoE: Cost of equity • CoR: Cost of risk • Covid-19: Coronavirus Disease 19 • CRE: Commercial Real Estate • DCB: Digital Consumer Bank • DGF: Deposit guarantee fund • DPS: Dividend per share • eNPS: Employee net promoter score • EPS: Earning per share • ESG: Environmental, social and governance • FL: Fully-loaded • FX: Foreign exchange • FY: Full year • GDF: Global Debt Finance • GDP: Gross domestic product • GTB: Global Transaction Banking • GWPs: Gross written premiums • HQLA: High quality liquid asset • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • IPS: Institutional Protection Scheme • LCR: Liquidity coverage ratio • LLPs: Loan-loss provisions • LTV: Loan to value • M/LT: Medium-and long-term • mn: million • MREL: Minimum requirement for own funds and eligible liabilities • NII: Net interest income • NIM: Net interest margin • NOI: Net operating income • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • PoS: Point of Sale • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • RoA: Return on assets • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SAN: Santander • SBB: share buybacks • SCIB: Santander Corporate & Investment Banking • SC USA: Santander Consumer USA • SME: Small and Medium Enterprises • SRF: Single Resolution Fund • ST: Short term • T1/T2: Tier 1/Tier 2 • TLAC: Total loss absorbing capacity • TLTRO: Targeted longer-term refinancing operations • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • WM&I: Wealth Management & Insurance

54 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired • NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted • Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets ESG METRICS • Green Finance raised and facilitated = Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise. • SRI = Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those geographies where SFDR does not apply (mainly LatAm). • Financial inclusion (# People) = Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit or with limited financial literacy who, through the Group's products, services and social investment initiatives, are able to access the financial system, receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programs are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    25 April 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer